Contact

www.linkedin.com/in/
andreafrancesb (LinkedIn)

Top Skills

Donor Management

Youth Activism

Team Management

Certifications

Member

Stanford Ignite – Full-Time

Certified LGBTBE

Social and Behavioral Research -
Basic/Refresher

Honors-Awards

Highest Honors

Edie Windsor Coding Scholarship

LGBTQ Inclusion Award

Future Proof Web3 Scholarship

Gaingels 100

Patents

Social Media Content Management
Systems

Annie Brown

Founder @ Reliabl
San Francisco, California, United States

Summary

I am an artificial intelligence expert and communications executive
with 12+ years of organizational leadership and media strategy
development experience. Recognized for my technical and social
impact contributions, I have won numerous awards for my research,
activism, and journalism. I have demonstrated a natural aptitude
for writing, as well as for creating communications strategies for
technical teams that contribute directly to organizational growth
and impact. I am adept at achieving thoughtful, socially conscious
media narratives with maximum outreach. Professional focal points
include AI industry trends, market research and analytics, editing and
proofreading, and media relations.

As part of my research work, I founded Reliabl, a responsible tech
initiative building inclusive machine learning models to enhance the
online experience for marginalized communities. My designs for a
novel participatory data annotation system resulting from this work
are patent-pending. Previously, I led a small team to launch Lips,
an alternative social media platform, which currently has over 30K
monthly active users.

Friends and colleagues describe me as innovative, progressive,
self-motivated, down-to-earth, tech savvy, and a managerial expert
who can be relied on to offer superior solutions that deliver favorable
results on time.

I am interested in contacting researchers, builders, innovators and
other professionals in the AI, Social Media, and Trust and Safety
fields. Feel free to connect with me and shoot me a message! I
volunteer my time mentoring young professionals from historically
marginalized backgrounds, so don't hesitate to ask for guidance or
introductions if I can be of service.

_____

Experience

Reliabl
Founder & CEO
January 2022 - Present (2 years 1 month)

Designed patent-pending, inclusive machine learning technologies to reduce algorithmic bias and improve AI model outputs. Working with team of UX designers, developers, and researchers, built user-driven, ML-enabled, data management systems for several niche social media communities and portfolio management systems. Advisory board includes executives from Google, Twillio, TikTok, and The Integrity Institute.

UC San Diego
Artificial Intelligence Researcher, EIR
January 2023 - Present (1 year 1 month)
San Diego, California, United States

• Perform comprehensive research and generate research-driven solutions regarding the stances of the creator economy, algorithmic bias, and moderation, with a focus on gender discrimination.
• Liaise with AI researchers and engineers to translate technical research into clear and concise content.
• Present research findings to technical and non-technical audiences through articles, presentations, and webinars.
• Maintain documentation on AI models, algorithms, and software libraries.
• Collaborate with researchers at UCSD, Princeton, Stanford, and Cornell to author forthcoming papers studying the efficacy of participatory data annotation and creator input to ML models
• Invented patent-pending data annotation process to reduce AI bias
• Presented peer-reviewed research at International Conference for Machine Learning

My Little Mascara Club
Advisor & Interim CEO
October 2022 - Present (1 year 4 months)

Self-Employed
Writer and Communications Consultant
January 2011 - December 2023 (13 years)
San Francisco, California, United States

• Produce written content on artificial intelligence and emerging technologies, with topics including algorithmic bias, data privacy, climate and sustainability, marketing, and economic inequality.

• Ghostwrite and develop thought leadership strategies for Executives at TikTok, Rite Aid, Women's President's Organization, and others.
• Write copy for ads, social media content, and web, as well as provide graphic design and web design services.
• Published over 200 articles, reports, and blog posts for Forbes, Venture Beat, The Gates Foundation, Thiel Foundation, Accenture, Inter Press Service, Bitch Magazine, EDGE Magazine, HUMSAFAR (USAID), and others.

CodePath
Director of Communications
December 2021 - January 2023 (1 year 2 months)
San Francisco, California, United States

• Oversaw digital and print corporate partner communications strategy for large nonprofit organization providing free coding courses to Black and Latinx CV students, backed by Google, Amazon, Meta and others.
• Partnered with LinkedIn, Salesforce, Comcast, Comic Relief, and other leading organizations/funders to spearhead development of nationwide media campaigns in alignment with the nonprofit's mission, goals, and values.
• Developed brand identity, voice, content, and layout for annual reports and corporate partnership funding materials
• Worked directly with CEO to improve thought leadership strategy and prepare for key speaking events including SXSW
• Built and fostered strategic relationships with media outlets, journalists, influencers, and MAANG PR teams.
• Prepared and executed favorable media coverage through press releases, pitches, and broadcast interviews, as well as crisis communication plans, and acted as the organization's spokesperson.
• Established SEO and digital marketing strategies to increase the nonprofit's online visibility, including its website, social media handles, and subscription e-mails.
• Monitored effectiveness of communication and outreach efforts through data analysis and feedback.
• Led team of 10 to update organization's branding and market positioning within one year, with special focus on website redesign and corporate partnership messaging.

Future Point of View
Senior Vice President, Research and Communications
August 2018 - December 2021 (3 years 5 months)
Edmond, Oklahoma, United States

• Directed the company's branding, website, and communications strategies by building and implementing marketing collateral, podcasts, and social media content.

• Drove partnerships with universities, research institutions, and industry organizations to enhance the firm's brand and market presence.

• Worked with CEO to develop thought leadership strategy and book and prepare for over 50 paid speaking opportunities.

• Coordinated development of press releases, articles, reports, and other digital media with media outlets and journalists to secure positive coverage.

• Facilitated internal training, communications, and company events with employees to promote up-to-date information and engagement.

• Organized content and speakers for more than 80 episodes of the company's podcasts regarding corporate leadership, AI, emerging technologies, and machine learning.

Superside
Communications Director (YC W16)
September 2015 - July 2018 (2 years 11 months)
Oslo Area, Norway

Spearheaded social content, branding, and messaging strategies, as well as research on trends in remote work, for an international Creative-as-a-Service (CaaS), YC-backed start-up company. Fifth hire at company, and founding team member. Achieved company recognition in The New Yorker, Tech Crunch, and other outlets.

Grameen Bank
Research and Content Manager
January 2010 - July 2015 (5 years 7 months)
Mirpur, Dhaka, Bangladesh

Delegated content production and research tasks, as well as produced articles and editorials on microfinance and social enterprise, and conducted research in debt restructuring, client protection programs, and women's empowerment. Recruited and trained journalists, and hosted interviews with microfinance and economic development professionals. Produced conference documents and recap content for world's leading gatherings on microfinance.

Virginia League for Planned Parenthood
Communications Associate
2010 - 2013 (3 years)
Richmond, Virginia Area

Assisted Communications Director in daily tasks and managed donor relations materials and events.

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Education

Stanford University Graduate School of Business
Stanford Ignite, Stanford University Graduate School of Business, 2023

The Wharton School
VIP-X, The Venture Lab, The Wharton School, University of Pennsylvania, 2023

The College of William and Mary
Bachelor of Arts - BA, Gender Studies, History

Tata Institute of Social Sciences
Gender and Development Studies

CareerFoundry
Fullstack Web Development, Computer Software Engineering